REXAM

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TEL 020 7227 4132
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PROCESSING SECTION
SEC MAIL RECEIVED
NOV 22 2005
203
WASH., D.C.

14 November 2005

FILE NO. 82-3

SUPPL

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Deputy Company Secretary

PROCESSED
NOV 29 2005

11/29

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100

REXAM

investors

FILE NO 82-3

Latest News

24 October 2005

Rexam secures important volume gains in North American beverage cans

Rexam, the global consumer packaging company and the world's leading beverage can maker, announces that it has agreed the extension of a major contract to supply beverage cans which will also entail a significant increase in volumes supplied in North America from 2006. Rexam has already made the necessary adjustments to its portfolio to accommodate the additional need and the new contract will enable its can making plants to run at even higher capacity utilisation from next year onwards.

Whilst the profitability of Rexam's overall beverage can business will not materially improve in the short term, the additional volumes are expected to strengthen Rexam's performance considerably over time.

Lars Emilson, Rexam's Chief Executive, said: "As leaders in the beverage can making business, we are constantly examining ways to deepen our relationships in a manner that will benefit both our customers and ourselves. Our focus is on delivering value through quality products and relentless attention to cost throughout the supply chain. This requires long-term planning and long-term commitment from all parties. This important contract extension will provide us with a broader platform on which to drive further efficiencies."

Rexam PLC 020 7227 4100
Lars Emilson, Chief Executive
David Robbie, Finance Director
Andrew Mills, Group Communications Director

Financial Dynamics 020 7269 7291
Richard Mountain

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REXAM

investors

FILE NO 82-3

Latest News

14 November 2005

Rexam strengthens position in Plastic Packaging with $257.5m US acquisition

Rexam, the global consumer packaging company and the world's leading beverage can maker, announces that it has agreed to acquire all the shares in Precise Technology Inc, a US-based manufacturer of plastic packaging, from the private equity group Code Hennessy & Simmons LLC for a cash consideration of $257.5m (£147m) including debt to be repaid.

The acquisition is subject to certain conditions and regulatory authority approvals and it is anticipated that it will complete before the end of 2005. It will be earnings enhancing from the outset and is expected to meet Rexam's cost of capital from 2007.

Precise Technology, which employs approximately 1,700 people, serves the healthcare, personal care, and food and beverage markets providing a wide variety of injection-moulded plastic packaging solutions, mostly on a customised basis. These include pharmaceutical and medical components and devices, dispensing closures, containers and other consumer packaging. Its customers, many of whom are already served by Rexam, include household names in healthcare and personal care as well as leading global beverage brands.

Headquartered in Pittsburgh, US, Precise Technology currently comprises 15 plants in the US, including two tool manufacturing facilities, a plant in the Netherlands and one in the final stages of construction in Poland.

For the financial year 2004, Precise Technology's results on a US GAAP basis were as follows:

Sales	$294m
EBITA*	$21.7m
Net Assets**	$94m

* Earnings before interest, tax, and amortisation, adjusted for non-recurring items.
** Excludes net debt, goodwill and other intangible assets. Gross assets including cash, goodwill and other intangible assets were $306m.

Lars Emilson, Rexam's Chief Executive, said: "This is a very exciting acquisition and is a further step in our strategy to expand in Plastic Packaging. Precise Technology provides an excellent entry for Rexam into the growing North American pharmaceutical and healthcare packaging market and will also extend our capability for existing customers in this sector whom we have been supplying mainly in Europe up until now. The company's proprietary technology in dispensing closures complements our existing closures business, while its Personal Care and Consumer Products business gives us the opportunity to